UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT

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(Exact name of registrant as specified in its charter)

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Delaware	001-11311
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

21557 Telegraph Road, Southfield, MI 48033
(Address of principal executive offices) (Zip code)

Amanda J. Pontes
Vice President, General Counsel and Corporate Secretary
(248) 447-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 - Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both the Form SD and the Conflict Minerals Report are available on the Company’s website at: https://ir.lear.com/sec.cfm.
Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.
Item 1.02 Exhibit.
The Company’s Conflict Minerals Report for the year ended December 31, 2024, is filed as Exhibit 1.01 to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report.
Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits.
Exhibit 1.01 - Conflict Minerals Report for calendar year 2024, dated May 19, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Lear Corporation

Date:	May 19, 2025	By:	/s/ Jason M. Cardew
		Name:	Jason M. Cardew
		Title:	Senior Vice President and Chief Financial Officer